AKAMAI TECHNOLOGIES, INC.
145 Broadway
Cambridge, MA 02142

July 31, 2020

By EDGAR Submission

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn: Tony Watson, Division of Corporation Finance

Re: Akamai Technologies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2019
Filed February 28, 2020
File No. 0-27275

Dear Mr. Watson:

We are in receipt of the letter, dated July 30, 2020, from the staff of the United States Securities and Exchange Commission with respect to the above-referenced filing by Akamai Technologies, Inc. Per my voicemail earlier today, in order to ensure ample time to provide you with a thorough response, we anticipate providing a complete response to the comment letter no later than Thursday, August 27, 2020.

If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (617) 444-3000.

Sincerely,

/s/ James Hammons

James Hammons
Vice President and Deputy General Counsel

cc: Bill Thompson, Division of Corporation Finance